EXHIBIT 99.1

AMENDMENT NO. 1 dated as of December 14, 2015 (this “Amendment”), to the ABL Credit Agreement, dated as of September 30, 2015 (the “Credit Agreement”; and as amended by this Amendment, the “Amended Credit Agreement”), by and among UCI INTERNATIONAL, LLC, a Delaware limited liability company (the “Parent Borrower”), UCI HOLDINGS LIMITED, a New Zealand limited liability company (“Holdings”), UCI ACQUISITION HOLDINGS (NO. 1) CORP, a Delaware corporation, the Subsidiary Borrowers from time to time party thereto, the Lenders from time to time party thereto and CREDIT SUISSE AG, CAYMAN ISLANDS BRANCH, as an issuing bank and as administrative agent (in such capacity, including any successor thereto, the “Administrative Agent”) and collateral agent for the Lenders.

A. Holdings, the Borrowers and the Lenders desire to amend the Credit Agreement in order to, among other things, reflect the reduction of the Commitments thereunder to an aggregate amount of $100.0 million.

B. Capitalized terms used but not defined herein shall have the meanings assigned to them in the Credit Agreement.

Accordingly, in consideration of the mutual agreements herein contained and other good and valuable consideration, the sufficiency and receipt of which are hereby acknowledged, the parties hereto agree as follows:

SECTION 1. Defined Terms; Interpretation; Etc. The rules of construction set forth in subsection 1.2 of the Credit Agreement shall apply mutatis mutandis to this Amendment. This Amendment shall be a “Loan Document” for all purposes of the Amended Credit Agreement and the other Loan Documents.

SECTION 2. Amendments. Effective as of the Effective Date, the Credit Agreement is hereby amended as follows:

(a) The definition of “Available Incremental Amount” set forth in subsection 1.1 of the Credit Agreement is hereby amended by replacing the words “$175.0 million” with the words “$150.0 million”.

(b) The definition of the term “Commitment” set forth in subsection 1.1 of the Credit Agreement is hereby amended by adding the following at the end thereof:

“The amount of the aggregate Commitments of the Lenders as of November 30, 2015 is $100.0 million.”

(c) The definition of the terms “Compliance Period” and “Dominion Event” set forth in subsection 1.1 of the Credit Agreement are hereby amended by replacing the words “$10.0 million” with the words “$8.0 million” in each instance in which they appear therein.

(d) The definition of the term “Payment Condition” is hereby amended by replacing the words “$12.5 million”, “$15.0 million”, “$17.5 million” and “$20.0 million” therein with the words “$10.0 million”, “$12.0 million”, “$14.0 million” and “$16.0 million”, respectively.

(e) The definition of “Specified Equity Contribution” is hereby amended by replacing subclause (y) of clause (a)(ii) thereof in its entirety to read as follows:

“(y) on or prior to the date that is 10 Business Days after (1) in the case of any determination of compliance with subsection 8.12 upon the commencement of a Compliance Period, the first day of such Compliance Period and (2) in the case of any other determination of compliance with subsection 8.12, the date on which financial statements are required to be delivered for the applicable Fiscal Quarter (or Fiscal year) pursuant to subsection 7.1(a) or 7.1(b) (the “Cure Expiration Date”),”

(f) Subsection 3.1(a) of the Credit Agreement is hereby amended by replacing the words “$50.0 million” in clause (ii) thereof with the words “$25.0 million”.

(g) Subsection 8.1(b)(xiv) of the Credit Agreement is hereby amended by replacing the words “$175.0 million” with the words “$150.0 million”.

SECTION 3. Conditions Precedent to Effectiveness. The effectiveness of this Amendment is subject to the satisfaction or waiver of the following conditions precedent (the date on which all such conditions are satisfied or waived, the “Effective Date”):

(a) The Administrative Agent shall have received counterparts of this Amendment that, when taken together, bear the signatures of (i) each Loan Party, (ii) the Administrative Agent and (iii) the Existing Lender.

(b) On the Effective Date, (x) the representations and warranties set forth in Section 5 of the Credit Agreement and in each other Loan Document shall be true and correct in all material respects on and as of the Effective Date with the same effect as though made on and as of such date, except to the extent such representations and warranties expressly relate to an earlier date and (y) no Default or Event of Default shall have occurred and be continuing.

(c) The Administrative Agent shall have received, to the extent invoiced, reimbursement or payment of all reasonable and documented out-of-pocket expenses required to be reimbursed or paid by the Borrowers under any Loan Document.

SECTION 4. Representations and Warranties. To induce the other parties hereto to enter into this Amendment, (a) the Parent Borrower hereby represents and warrants to the Administrative Agent and the Existing Lender that the condition set forth in Section 3(b) hereof is satisfied and (b) each Loan Party party hereto represents and warrants to the Administrative Agent and the Existing Lender, with respect to itself, that, as of the Effective Date, such Loan Party has taken all necessary corporate or other organizational action to authorize the execution, delivery and performance of this Agreement and that this Amendment has been duly executed and delivered by such Loan Party, and constitutes a legal, valid and binding obligation of such Loan Party enforceable against such Loan Party in accordance with its terms, except as enforceability may be limited by applicable domestic or foreign bankruptcy, insolvency, reorganization, moratorium or similar laws affect the enforcement of creditors’ rights generally and by general equitable principles (whether enforcement is sought by proceedings in equity or at law).

SECTION 5. Effect of Amendment. Except as expressly set forth herein, this Amendment shall not, by implication or otherwise, limit, impair, constitute a waiver of, or otherwise affect the rights and remedies of the Lenders, the Administrative Agent or the Collateral Agent under the Credit Agreement or any other Loan Document, and shall not alter, modify, amend or in any way affect any of the terms, conditions, obligations, covenants or agreements contained in the Credit Agreement or any other Loan Document, all of which shall continue in full force and effect. Nothing herein shall be deemed to entitle any Loan Party to a consent to, or a waiver, amendment, modification or other change of, any of the terms, conditions, obligations, covenants or agreements contained in the Credit Agreement or any other Loan Document in similar or different circumstances. None of (i) this Amendment or (ii) any other Loan Document executed and delivered in connection herewith shall constitute a novation, payment and reborrowing or complete or partial termination of the Obligations under the Credit Agreement and the other Loan Documents as in effect prior to the Effective Date. The Liens and security interests in favor of the Collateral Agent for the benefit of the Secured Parties securing payment of the Obligations under the Amended Credit Agreement are in all respects continuing and in full force and effect with respect to all Obligations. After the date hereof, any reference in any Loan Document to the Credit Agreement shall be deemed to refer without further amendment to the Amended Credit Agreement.

SECTION 6. Consent and Reaffirmation. Each Loan Party hereby (i) consents to this Amendment and the transactions contemplated hereby, (ii) agrees that, notwithstanding the effectiveness of this Amendment, each of the Loan Documents continues to be in full force and effect and is hereby ratified and reaffirmed, (iii) affirms and confirms its guarantee of the Obligations and the pledge of and/or grant of a security interest in its assets as Collateral to secure the Obligations, in each case pursuant to the Loan Documents, and (iv) acknowledges and agrees that such guarantee, pledge and/or grant continue in full force and effect in respect of, and to secure, such Obligations under the Amended Credit Agreement and the other Loan Documents.

SECTION 7. Notices. All notices hereunder shall be given in accordance with the provisions of subsection 11.2 of the Amended Credit Agreement. The Administrative Agent shall promptly notify the Borrowers and the Lenders of the occurrence of the Effective Date, and such notice shall be conclusive and binding.

SECTION 8. Counterparts. This Amendment may be executed by one or more of the parties to this Amendment on any number of separate counterparts (including by electronic transmission), and all of such counterparts taken together shall be deemed to constitute one and the same instrument.

SECTION 9. GOVERNING LAW. THIS AMENDMENT AND THE RIGHTS AND OBLIGATIONS OF THE PARTIES UNDER THIS AMENDMENT SHALL BE GOVERNED BY, AND CONSTRUED AND INTERPRETED IN ACCORDANCE WITH, THE LAW OF THE STATE OF NEW YORK.

SECTION 10. WAIVER OF JURY TRIAL. EACH PARTY HERETO HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES TRIAL BY JURY IN ANY LEGAL ACTION OR PROCEEDING RELATING TO THIS AMENDMENT AND FOR ANY COUNTERCLAIM THEREIN.

SECTION 11. Submission to Jurisdiction; Waivers. Each party hereto hereby irrevocably and unconditionally:

(a) submits for itself and its property in any legal action or proceeding relating to this Amendment, or for recognition and enforcement of any judgment in respect thereof, to the general jurisdiction of the Supreme Court of the State of New York for the County of New York (the “New York Supreme Court”), and the United States District Court for the Southern District of New York (the “Federal District Court,” and together with the New York Supreme Court, the “New York Courts”), and appellate courts from either of them;

(b) consents that any such action or proceeding may be brought in such courts and waives, to the maximum extent not prohibited by law, any objection that it may now or hereafter have to the venue of any such action or proceeding in any such court or that such action or proceeding was brought in an inconvenient forum and agrees not to plead or claim the same;

(c) agrees that the New York Courts and appellate courts from either of them shall be the exclusive forum for any legal action or proceeding relating to this Amendment, and that it shall not initiate (or collusively assist in the initiation of) any such action or proceeding in any court other than the New York Courts and appellate courts from either of them; provided that

(i) if all such New York Courts decline jurisdiction over any Person, or decline (or in the case of the Federal District Court, lack) jurisdiction over any subject matter of such action or proceeding, a legal action or proceeding may be brought with respect thereto in another court having such jurisdiction;

(ii) in the event that a legal action or proceeding is brought against any party hereto or involving any of its property or assets in another court (without any collusive assistance by such party or any of its Subsidiaries or Affiliates), such party shall be entitled to assert any claim or defense (including any claim or defense that this Section 11 would otherwise require to be asserted in a legal action or proceeding in a New York Court) in any such action or proceeding;

(iii) the Agents and the Lenders may bring any legal action or proceeding against any Loan Party in any jurisdiction in connection with the exercise of any rights under any Security Documents, provided that any Loan Party shall be entitled to assert any claim or defense (including any claim or defense that this Section 11(c)(iii) would otherwise require to be asserted in a legal action or proceeding in a New York Court) in any such action or proceeding; and

(iv) any party hereto may bring any legal action or proceeding in any jurisdiction for the recognition and enforcement of any judgment;

(d) agrees that service of process in any such action or proceeding may be effected by mailing a copy thereof by registered or certified mail (or any substantially similar form of mail), postage prepaid, to the applicable Borrower, the applicable Lender or the Administrative Agent, as the case may be, at the address specified in subsection 11.2 of the Amended Credit Agreement or at such other address of which the Administrative Agent, any such Lender and any such Borrower shall have been notified pursuant thereto; and

(e) agrees that nothing herein shall affect the right to effect service of process in any other manner permitted by law or (subject to the preceding clause (c)) shall limit the right to sue in any other jurisdiction.

SECTION 12. Agent for Service of Process. Holdings hereby irrevocably designates and appoints the Parent Borrower as its authorized agent upon which process may be served in any action, suit or proceeding arising out of or relating to this Amendment, the Amended Credit Agreement or any other Loan Document that may be instituted by the Administrative Agent, the Collateral Agent or any Lender in any Federal or state court in the State of New York. Holdings hereby agrees that service of any process, summons, notice or document by U.S. registered mail addressed to the Parent Borrower, with written notice of said service to such Loan Party at the address set forth in subsection 11.2 of the Amended Credit Agreement shall be effective service of process for any action, suit or proceeding brought in any such court.

SECTION 13. Successors and Assigns. This Amendment, and the Credit Agreement as amended hereby, shall be binding upon and inure to the benefit of the parties hereto and their respective successors and assigns.

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IN WITNESS WHEREOF, the parties hereto have caused this Amendment to be duly executed by their respective authorized officers as of the day and year first above written.

UCI INTERNATIONAL, LLC

by

/s/ David Forbes
	Name:	David Forbes
	Title:	Vice President, Treasurer and Assistant Secretary

UCI HOLDINGS LIMITED

by

/s/ Allen Philip Hugli
	Name:	Allen Philip Hugli
	Title:	Authorised Signatory

and witnessed by

/s/ Helen Golding

Name:	Helen Golding
Address:	Level 9, 148 Quay Street, Auckland
Occupation:	Solicitor

[Signature Page to Amendment No. 1 to Credit Agreement]

AIRTEX INDUSTRIES LLC

by

/s/ David Forbes
	Name:	David Forbes
	Title:	Treasurer and Assistant Secretary

AIRTEX PRODUCTS, LP

by

/s/ David Forbes
	Name:	David Forbes
	Title:	Treasurer and Assistant Secretary

ASC HOLDCO, INC.

by

/s/ David Forbes
	Name:	David Forbes
	Title:	Treasurer and Assistant Secretary

ASC INDUSTRIES, INC.

by

/s/ David Forbes
	Name:	David Forbes
	Title:	Treasurer and Assistant Secretary

CHAMPION LABORATORIES, INC.

by

/s/ David Forbes
	Name:	David Forbes
	Title:	Treasurer and Assistant Secretary

[Signature Page to Amendment No. 1 to Credit Agreement]

UCI ACQUISITION HOLDINGS (NO. 1) CORP

by

/s/ David Forbes
	Name:	David Forbes
	Title:	Treasurer and Assistant Secretary

UCI ACQUISITION HOLDINGS (NO. 3) CORP

by

/s/ David Forbes
	Name:	David Forbes
	Title:	Treasurer and Assistant Secretary

UCI ACQUISITION HOLDINGS (NO. 4) LLC

by

/s/ David Forbes
	Name:	David Forbes
	Title:	Treasurer and Assistant Secretary

UCI PENNSYLVANIA, INC.

by

/s/ David Forbes
	Name:	David Forbes
	Title:	Treasurer and Assistant Secretary

UCI-AIRTEX HOLDINGS, INC.

by

/s/ David Forbes
	Name:	David Forbes
	Title:	Treasurer and Assistant Secretary

[Signature Page to Amendment No. 1 to Credit Agreement]

UNITED COMPONENTS, LLC

by

/s/ David Forbes
	Name:	David Forbes
	Title:	Vice President, Treasurer and Assistant Secretary

[Signature Page to Amendment No. 1 to Credit Agreement]

CREDIT SUISSE AG, CAYMAN ISLANDS BRANCH, individually and as Administrative Agent,

by

/s/ Robert Hetu
	Name:	Robert Hetu
	Title:	Authorized Signatory

by

/s/ Michael Moreno
	Name:	Michael Moreno
	Title:	Authorized Signatory

[Signature Page to Amendment No. 1 to Credit Agreement]